Free Writing Prospectus
File Pursuant to Rule 433
Registration No.: 333-131524
Registration No.: 333-131524-02
Additional Information Statement dated October 10, 2007
The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.
SWIFT Master Auto Receivables Trust
Issuing Entity
$1,000,000,000 Class A Floating Rate Asset Backed Notes, Series 2007-2
$92,100,000 Class B Floating Rate Asset Backed Notes, Series 2007-2
$39,500,000 Class C Floating Rate Asset Backed Notes, Series 2007-2
Wholesale Auto Receivables LLC
Depositor
GMAC LLC
Sponsor and Servicer
This additional information statement (this “Additional Statement”) relates to the Series 2007-2 Class A notes, the Series 2007-2 Class B notes and the Series 2007-2 Class C notes (collectively, the “Offered Notes”) offered by the preliminary prospectus supplement, dated October 9, 2007, as supplemented by the Additional Information Statement relating to the Offered Notes, dated October 9, 2007 (together, the “Preliminary Prospectus Supplement”). Unless the context indicates otherwise, defined terms in this Additional Statement that are not otherwise defined herein have the meanings given to them in the Preliminary Prospectus Supplement. This Additional Statement should be read in conjunction with the Preliminary Prospectus Supplement. To the extent that the information directly set forth in this Additional Statement is inconsistent with the information in the Preliminary Prospectus Supplement, you should rely upon the information in this Additional Statement.
The issuing entity is offering the following classes of notes by the Preliminary Prospectus Supplement and the accompanying prospectus:

	Offered Notes
	Class A	Class B	Class C
Principal Balance	$1,000,000,000	$92,100,000	$39,500,000
Interest Rate	One-Month LIBOR plus 0.65% per annum	One-Month LIBOR plus 1.45% per annum	One-Month LIBOR plus 2.00% per annum
Initial Scheduled Distribution Date	November 15, 2007	November 15, 2007	November 15, 2007
Expected Maturity Date	October 2010 distribution date	October 2010 distribution date	October 2010 distribution date
Legal Maturity Date	October 2012 distribution date	October 2012 distribution date	October 2012 distribution date
Distribution Frequency	Monthly	Monthly	Monthly
Price to Public	100%	100%	100%
Underwriting Discount	0.20%	0.25%	0.30%
Proceeds to Depositor	$998,000,000	$91,869,750	$39,381,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Additional Statement, the Preliminary Prospectus Supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Underwriters for the Series 2007-2 Class A notes:

Citi	HSBC	Lehman Brothers

KeyBanc Capital Markets	PNC Capital Markets LLC	Scotia Capital	TD Securities

Underwriters for the Series 2007-2 Class B notes and the Series 2007-2 Class C notes:

Citi	HSBC	Lehman Brothers

     The trust will issue the offered notes on the “closing date,” which is expected to be October 16, 2007. The aggregate principal amount, interest rate, Expected Maturity Date and Legal Maturity Date for each class of the offered notes are as set forth on the first page of this Additional Statement.
UNDERWRITING
     Based on the terms and conditions set forth in the underwriting agreement, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from the depositor, the principal amount of Series 2007-2 Class A notes, Series 2007-2 Class B notes and Series 2007-2 Class C notes set forth opposite its name below:
Aggregate Principal Amount to be Purchased

Underwriter	Series 2007-2 Class A notes	Series 2007-2 Class B notes	Series 2007-2 Class C notes
Citigroup Global Markets Inc.	$300,000,000	$30,700,000	$13,166,667
HSBC Securities (USA) Inc.	$300,000,000	$30,700,000	$13,166,667
Lehman Brothers Inc.	$300,000,000	$30,700,000	$13,166,666
KeyBanc Capital Markets Inc.	$25,000,000	—	—
PNC Capital Markets LLC	$25,000,000	—	—
Scotia Capital (USA) Inc.	$25,000,000	—	—
The Toronto-Dominion Bank	$25,000,000	—	—

Total	$1,000,000,000	$92,100,000	$39,500,000

     Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Lehman Brothers Inc. are responsible for jointly leading and managing the offering of the offered notes.
     The depositor has been advised by the underwriters that the several underwriters propose initially to offer the offered notes to the public at the prices set forth on the cover page of this prospectus supplement, and to dealers at these prices less a selling concession not in excess of the percentage set forth below for the offered notes. The underwriters may allow, and the dealers may re-allow to other dealers, a subsequent concession not in excess of the percentage set forth below for the offered notes. After the initial public offering, the public offering price and these concessions may be changed.

	Selling
	Concession	Reallowance
Series 2007-2 Class A notes	0.120%	0.060%
Series 2007-2 Class B notes	0.150%	0.075%
Series 2007-2 Class C notes	0.180%	0.090%
     The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

		As a percentage of initial
		principal balance of the
	Amount in dollars	offered notes
Sale of the offered notes proceeds	$1,131,600,000	100.000%
Underwriting discount on the offered notes	$2,348,750	0.208%
Additional offering expenses	$1,000,000	0.088%
Net proceeds to the depositor	$1,128,251,250	99.704%

GLOSSARY OF PRINCIPAL TERMS
     The following are definitions of specific terms used in the Preliminary Prospectus Supplement for which all information was not available on the date of the Preliminary Prospectus Supplement.
     “Accumulation Period Reserve Draw Amount” means, for each Distribution Date with respect to the Controlled Accumulation Period and the first Distribution Date with respect to an Early Amortization Period, the excess of (a) the actual number of days in the related Collection Period divided by 360, times the product of (i) the amount in the Note Distribution Account (excluding net investment earnings) as of the preceding Distribution Date and after giving effect to any deposits on that Distribution Date, times (ii) One-Month LIBOR plus 0.79%, over (b) the portion of Available Investor Interest Collections for that Distribution Date constituting net investment earnings on the Note Distribution Account and the Accumulation Period Reserve Account for that Distribution Date.
     “Series 2007-2 Class A Note Interest Rate” means, for any Distribution Date, an interest rate equal to One-Month LIBOR plus 0.65% per annum.
     “Series 2007-2 Class B Note Interest Rate” means, for any Distribution Date, an interest rate equal to One-Month LIBOR plus 1.45% per annum.
     “Series 2007-2 Class C Note Interest Rate” means, for any Distribution Date, an interest rate equal to One-Month LIBOR plus 2.00% per annum.

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